News Release

CIBC to redeem Preferred Shares

August 25, 2004 — CIBC today announced its intention to redeem all of its issued and outstanding Non-cumulative Class A Preferred Shares Series 16 for cash. The redemption will occur on October 29, 2004. The redemption price is U.S.$25.50 per Series 16 share. CIBC also announced its intention to redeem all of its issued and outstanding Non-cumulative Class A Preferred Shares Series 17 for cash. The redemption will occur on October 29, 2004. The redemption price is C$25.50 per Series 17 share.

CIBC has declared a dividend of U.S.$0.345448 per Series 16 share and C$0.333220 per Series 17 share for the period from August 1, 2004 to October 29, 2004, to be paid on October 28, 2004 to holders of record on September 28, 2004. Formal notices and instructions for the redemption of Series 16 shares and Series 17 shares will be forwarded to shareholders.

For more information please contact: Katherine Young, Investor Relations, 416 980 8691, or Emily Pang, Senior Director, Investor & Financial Communication, 416 980 3512.